SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(AMENDMENT NO.       )

Rigel Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

766559 10 8
(CUSIP Number)

MPM Capital
601 Gateway Boulevard, Suite 350
South San Francisco, CA 94080
(650) 553-3300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:
Jordan A. Silber
c/o Cooley Godward LLP
One Maritime Plaza, 20th Floor
San Francisco, CA 94111
(415) 693-2000

April 29, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 29 Pages

CUSIP NO. 766559 10 8	13 D	Page 2 of 29 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) MPM Bio Ventures III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐       (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 60,311,533
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON
WITH	10	SHARED DISPOSITIVE POWER 60,311,533

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	60,311,533

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	47.5%

14	TYPE OF REPORTING PERSON*	PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 766559 10 8	13 D	Page 3 of 29 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) MPM Bio Ventures III-QP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐       (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 60,311,533
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON
WITH	10	SHARED DISPOSITIVE POWER 60,311,533

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	60,311,533

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	47.5%

14	TYPE OF REPORTING PERSON*	PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 766559 10 8	13 D	Page 4 of 29 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) MPM Bio Ventures III Parallel Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐       (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 60,311,533
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON
WITH	10	SHARED DISPOSITIVE POWER 60,311,533

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	60,311,533

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	47.5%

14	TYPE OF REPORTING PERSON*	PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 766559 10 8	13 D	Page 5 of 29 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) MPM Bio Ventures III GmbH & Co. Beteiligungs KG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐       (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Germany

NUMBER OF	7	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 60,311,533
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON
WITH	10	SHARED DISPOSITIVE POWER 60,311,533

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	60,311,533

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	47.5%

14	TYPE OF REPORTING PERSON*	[PN]

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 766559 10 8	13 D	Page 6 of 29 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) MPM Asset Management Investors 2003 BVIII, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐       (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 60,311,533
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON
WITH	10	SHARED DISPOSITIVE POWER 60,311,533

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	60,311,533

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	47.5%

14	TYPE OF REPORTING PERSON*	CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 766559 10 8	13 D	Page 7 of 29 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) MPM BioEquities Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐       (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 60,311,533
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON
WITH	10	SHARED DISPOSITIVE POWER 60,311,533

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	60,311,533

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	47.5%

14	TYPE OF REPORTING PERSON*	PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 766559 10 8	13 D	Page 8 of 29 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) MPM Bio Ventures III GP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐       (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 60,311,533
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON
WITH	10	SHARED DISPOSITIVE POWER 60,311,533

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	60,311,533

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	47.5%

14	TYPE OF REPORTING PERSON*	PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 766559 10 8	13 D	Page 9 of 29 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) MPM Bio Ventures III LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐       (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 60,311,533
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON
WITH	10	SHARED DISPOSITIVE POWER 60,311,533

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	60,311,533

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	47.5%

14	TYPE OF REPORTING PERSON*	CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 766559 10 8	13 D	Page 10 of 29 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) MPM BioEquities GP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐       (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 60,311,533
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON
WITH	10	SHARED DISPOSITIVE POWER 60,311,533

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	60,311,533

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	47.5%

14	TYPE OF REPORTING PERSON*	PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 766559 10 8	13 D	Page 11 of 29 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) MPM BioEquities GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐       (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 60,311,533
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON
WITH	10	SHARED DISPOSITIVE POWER 60,311,533

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	60,311,533

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	47.5%

14	TYPE OF REPORTING PERSON*	CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 766559 10 8	13 D	Page 12 of 29 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Luke Evnin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐       (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF	7	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 60,311,533
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON
WITH	10	SHARED DISPOSITIVE POWER 60,311,533

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	60,311,533

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	47.5%

14	TYPE OF REPORTING PERSON*	IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 766559 10 8	13 D	Page 13 of 29 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ansbert Gadicke

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐       (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF	7	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 60,311,533
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON
WITH	10	SHARED DISPOSITIVE POWER 60,311,533

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	60,311,533

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	47.5%

14	TYPE OF REPORTING PERSON*	IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 766559 10 8	13 D	Page 14 of 29 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Nicholas Galakatos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐       (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF	7	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 60,311,533
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON
WITH	10	SHARED DISPOSITIVE POWER 60,311,533

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	60,311,533

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	47.5%

14	TYPE OF REPORTING PERSON*	IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 766559 10 8	13 D	Page 15 of 29 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dennis Henner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐       (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF	7	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 60,311,533
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON
WITH	10	SHARED DISPOSITIVE POWER 60,311,533

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	60,311,533

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	47.5%

14	TYPE OF REPORTING PERSON*	IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 766559 10 8	13 D	Page 16 of 29 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert Liptak

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐       (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF	7	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 60,311,533
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON
WITH	10	SHARED DISPOSITIVE POWER 60,311,533

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	60,311,533

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	47.5%

14	TYPE OF REPORTING PERSON*	IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 766559 10 8	13 D	Page 17 of 29 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Nicholas Simon, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐       (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF	7	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 60,311,533
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON
WITH	10	SHARED DISPOSITIVE POWER 60,311,533

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	60,311,533

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	47.5%

14	TYPE OF REPORTING PERSON*	IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 766559 10 8	13 D	Page 18 of 29 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael Steinmetz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐       (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Germany

NUMBER OF	7	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 60,311,533
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON
WITH	10	SHARED DISPOSITIVE POWER 60,311,533

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	60,311,533

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	47.5%

14	TYPE OF REPORTING PERSON*	IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 766559 10 8	13 D	Page 19 of 29 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Kurt von Emster

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐       (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF	7	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 60,311,533
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON
WITH	10	SHARED DISPOSITIVE POWER 60,311,533

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	60,311,533

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	47.5%

14	TYPE OF REPORTING PERSON*	IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 766559 10 8	13 D	Page 20 of 29 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Kurt Wheeler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐       (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF	7	SOLE VOTING POWER 0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 60,311,533
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON
WITH	10	SHARED DISPOSITIVE POWER 60,311,533

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	60,311,533

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	47.5%

14	TYPE OF REPORTING PERSON*	IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 21 of 29 Pages

ITEM 1.	SECURITY AND ISSUER.

This statement relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Rigel Pharmaceuticals, Inc. (the “Issuer”) and Common Stock issuable upon the exercise of warrants. The Issuer’s principal executive offices are located at 1180 Veterans Blvd., South San Francisco, CA 94080.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) This statement is being filed by MPM BioVentures III, L.P. (“BV III”), MPM BioVentures III-QP, L.P. (“BV III QP”), MPM BioVentures III Parallel Fund, L.P. (“BV III PF”), MPM BioVentures III GmbH & Co. Beteiligungs KG (“BV III KG”), MPM BioVentures III GP, L.P. (“BV III GP”), MPM BioVentures III LLC (“BV III LLC,” and together with BV III, BV III QP, BV III PF, BV III KG, and BV III GP, the “MPM BioVentures Entities”), MPM Asset Management Investors 2003 BVIII, LLC (“BV AM LLC”), MPM BioEquities Master Fund, L.P. (“BE MF”), MPM BioEquities GP, L.P. (“BE LP”), MPM BioEquities GP, LLC (“BE LLC,” and together with BE MF and BE LP, the “MPM BioEquities Entities”), Luke Evnin (“LE”), Ansbert Gadicke (“AG”), Nicholas Galakatos (“NG”), Dennis Henner (“DH”), Robert Liptak (“RL”), Nick Simon, III (“NS”), Michael Steinmetz (“MS”), Kurt von Emster (“KvE”) and Kurt Wheeler (“KW”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

BV III GP is the general partner of BV III, BV III QP, BV III PF and BV III KG. BV III LLC is the general partner of BV III GP. BE LP is the general partner of BE MF. BE LLC is the general partner of BE LP. The managing members of BV III LLC are LE, AG, NG, DH, NS, MS and KW. The managing members of BE LLC are LE, AG, RL and KvE. The managing members of BV AM LLC are LE, AG, NG, DH, NS, MS and KW.

(b) The address of the principal business office of BE MF, BE LP, BE LLC, LE, DH, NS, KvE and KW is 601 Gateway Boulevard, Suite 350, South San Francisco, CA 94080. The principal office of BV III, BV III QP, BV III PF, BV III KG, BV AM LLC, BV III GP, BV III LLC, AG, NG, RL and MS is 111 Huntington Avenue, 31st Floor, Boston, MA 02199.

(c) The principal business of the MPM BioVentures Entities is to act as a venture capital investor in the life sciences sector. The principal business of the MPM BioEquities Entities is to act as an investor in the public markets in the life sciences sector. The principal business of each of the individuals is as a venture capitalist, with the exception of KvE whose principal business is that of portfolio manager.

(d) During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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(f) BV III, BV III QP, BV III PF, BE MF, BV III GP and BE LP are Delaware limited partnerships. BV AM LLC, BV III LLC and BE LLC are Delaware limited liability companies. BV III KG is a German partnership. Each of LE, AG, NG, DH, RL, NS, KvE and KW is a United States citizen. MS is a German citizen.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to the Common Stock and Warrant Purchase Agreement (the “Purchase Agreement,” a copy of which is attached hereto as Exhibit B) among the Issuer, BV III, BV III QP, BV III PF, BV III KG, BV AM LLC, BE MF and various other investors (collectively, the “Investors”), dated as of April 29, 2003, the Issuer will sell approximately 71,874,999 shares of its Common Stock at a price of $0.64 per share and warrants to purchase approximately 14,374,997 shares of its Common Stock at an exercise price of $0.64 per share to the Investors for an aggregate purchase price of $46,000,000 (the “Financing”). The Financing is subject to stockholder approval and certain other closing conditions.

Pursuant to the Purchase Agreement, BV III agreed to purchase 2,186,328 shares of Common Stock at a price of $0.64 per share for a total consideration of $1,399,249.92, BV III QP agreed to purchase 32,516,524 shares of Common Stock at a price of $0.64 per share for a total consideration of $20,810,575.36, BV III PF agreed to purchase 982,031 shares of Common Stock at a price of $0.64 per share for a total consideration of $628,499.84, BV III KG agreed to purchase 2,748,047 shares of Common Stock at a price of $0.64 per share for a total consideration of $1,758,750.08, BV AM LLC agreed to purchase 629,570 shares of Common Stock at a price of $0.64 per share for a total consideration of $402,924.80, and BE MF agreed to purchase 1,562,500 shares of Common Stock at a price of $0.64 per share for a total consideration of $1,000,000.00. Under the terms of the Purchase Agreement, BV III also will receive a warrant to purchase 437,265 shares of Common Stock at an exercise price of $0.64 per share, BV III QP also will receive a warrant to purchase 6,503,304 shares of Common Stock at an exercise price of $0.64 per share, BV III PF also will receive a warrant to purchase 196,406 shares of Common Stock at an exercise price of $0.64 per share, BV III KG also will receive a warrant to purchase 549,609 shares of Common Stock at an exercise price of $0.64 per share, BV AM LLC also will receive a warrant to purchase 125,914 shares of Common Stock at an exercise price of $0.64 per share, and BE MF also will receive a warrant to purchase 312,500 shares of Common Stock at an exercise price of $0.64 per share (collectively, the “Warrants”). The funds used by BV III, BV III QP, BV III PF, BV III KG, BV AM LLC and BE MF in the Financing were obtained from their investment funds.

References to and descriptions of the Purchase Agreement as set forth in this Item 3 are qualified in their entirety by reference to the Purchase Agreement and the Form of Warrant issued under the Purchase Agreement included as Exhibits B and C, respectively, to this Schedule 13D, which are incorporated in their entirety in this Item 3.

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ITEM 4.	PURPOSE OF TRANSACTION.

BV III, BV III QP, BV III PF, BV III KG, BV AM LLC and BE MF have agreed to acquire the Common Stock and Warrants for investment purposes and, through representation of the Issuer’s board of directors, to influence the management policies and control of the Issuer with the aim of increasing the value of the Issuer and the investment. Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, BV III, BV III QP, BV III PF, BV III KG, BV AM LLC and BE MF may dispose of or acquire additional shares of Common Stock of Issuer.

In connection with the closing of the Financing, the Issuer and certain of the Investors will enter into the Second Investor Rights Agreement (the “Rights Agreement,” a copy of which is attached hereto as Exhibit D). Pursuant to the Rights Agreement, the Issuer has agreed to use its commercially reasonable best efforts to cause a registration statement covering the Common Stock issued pursuant to the Purchase Agreement and the Common Stock issuable upon the exercise of the Warrants to be filed with the SEC as soon as practicable, but in no event later than ten business days after the closing of the Financing. The Issuer further agreed to use its commercially reasonable best efforts to cause the registration statement to be declared effective no later than five business days after receipt of notice of “no review” by the SEC or 90 days from the initial filing of such registration statement in the event of SEC review. Upon the closing of the Financing, certain of the Issuer’s existing stockholders will enter into that certain Consent, Waiver and Agreement in order to waive certain registration rights granted to such stockholders under a previous agreement between such existing stockholders and the Issuer.

Pursuant to the Purchase Agreement, the Issuer has agreed that its board of directors will have nine (9) members. The Issuer has agreed to use its commercially reasonable best efforts to cause, at the closing, two persons designated by BV III or its affiliates to be appointed as members of the board of directors of the Issuer. The Issuer has agreed to use its commercially reasonable best efforts to cause, at the closing of the Financing, one of such designees to be a member of the Issuer’s compensation committee and one of such designees to be a member of the Issuer’s nominating committee.

Pursuant to the Purchase Agreement, the Issuer has agreed to seek stockholder approval to amend its charter, on or before the closing of the Financing, to (a) effect a reverse stock split of the Issuer’s Common Stock whereby the Issuer will issue one new share of Common Stock in exchange for not less than five shares nor more than fifteen shares of its outstanding Common Stock (such number as mutually agreed upon by the board of directors of the Issuer and a majority in interest of the Investors under the Purchase Agreement) and (b) effect any other changes that are necessary to complete the transactions contemplated by the Purchase Agreement, including, but not limited to, potentially increasing the number of authorized shares of the Issuer’s Common Stock.

Pursuant to a Voting Agreement dated as of April 29, 2003 (the “Voting Agreement,” a copy of which is attached hereto as Exhibit E), by and among certain stockholders of the Issuer and certain of the investors to the Purchase Agreement, BV III was delivered an irrevocable proxy by the stockholders who signed the Voting Agreement with respect to the shares held of record by such stockholders as of the date of the Voting Agreement as well as shares acquired by such stockholders prior to the termination of effectiveness of the Voting Agreement.

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In order to effect the closing of the Financing, the Issuer must, among other things, obtain required stockholder approval, amend its charter, enter into the Rights Agreement, deliver a fully executed Consent, Waiver and Agreement and file a listing application with the Nasdaq National Market for the Common Stock and Warrants issued in the Financing.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

References to and descriptions of the Purchase Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Purchase Agreement and the Form of Warrant issued under the Purchase Agreement included as Exhibits B and C, respectively, to this Schedule 13D, which are incorporated in their entirety in this Item 4. References to and descriptions of the Rights Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Rights Agreement included as Exhibit D to this Schedule 13D, which is incorporated in its entirety in this Item 4. References to and descriptions of the Voting Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Voting Agreement included as Exhibit E to this Schedule 13D, which is incorporated in its entirety in this Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)	Pursuant to the Purchase Agreement, BV III has the right to acquire 2,186,328 shares of Common Stock of the Issuer. In addition, pursuant to the Purchase Agreement, BV III has the right to acquire a warrant to purchase 437,265 shares of Common Stock of the Issuer.

Pursuant to the Purchase Agreement, BV III QP has the right to acquire 32,516,524 shares of Common Stock of the Issuer. In addition, pursuant to the Purchase Agreement, BV III QP has the right to acquire a warrant to purchase 6,503,304 shares of Common Stock of the Issuer.

Pursuant to the Purchase Agreement, BV III PF has the right to acquire 982,031 shares of Common Stock of the Issuer. In addition, pursuant to the Purchase Agreement, BV III PF has the right to acquire a warrant to purchase 196,406 shares of Common Stock of the Issuer.

Pursuant to the Purchase Agreement, BV III KG has the right to acquire 2,748,047 shares of Common Stock of the Issuer. In addition, pursuant to the Purchase Agreement, BV III KG has the right to acquire a warrant to purchase 549,609 shares of Common Stock of the Issuer.

Pursuant to the Purchase Agreement, BV AM LLC has the right to acquire 629,570 shares of Common Stock of the Issuer. In addition, pursuant to the Purchase Agreement, BV AM LLC has the right to acquire a warrant to purchase 125,914 shares of Common Stock of the Issuer.

Pursuant to the Purchase Agreement, BE MF has the right to acquire 1,562,500 shares of Common Stock of the Issuer. In addition, pursuant to the Purchase Agreement, BE MF has the right to acquire a warrant to purchase 312,500 shares of Common Stock of the Issuer.

Under SEC rules, and by virtue of their relationship as affiliated limited partnerships

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and having a shared general partner (BV III GP), BV III, BV III QP, BV III PF and BV III KG may be deemed to share voting power and the power to direct the disposition of shares of Common Stock which each partnership has the right to acquire. BV III GP, as the general partner of BV III, BV III QP, BV III PF and BV III KG, may also be deemed to own beneficially those shares. BV III LLC, as general partner of BV III GP, may also be deemed to own beneficially those shares. LE, AG, NG, DH, NS, MS and KW, as managing members of BV III LLC, may also be deemed to own beneficially those shares. As an affiliated entity, BV AM LLC may also be deemed to own beneficially those shares.

BE LP, as the general partner of BE MF, may be deemed to own beneficially the shares which BE MF has the right to acquire. BE LLC, as the general partner of BE LP, may also be deemed to own beneficially those shares. LE, AG, RL and KvE, as managing members of BE LLC, may also be deemed to own beneficially those shares.

Pursuant to the Voting Agreement, BV III received proxies from the following stockholders for the stock held of record or beneficially owned by such stockholders: Alta BioPharma Partners II, L.P. for 1,109,196 shares, Alta Embarcadero BioPharma Partners II, LLC for 40,804 shares, Alta California Partners, L.P. for 4,578,327 shares, Alta Embarcadero Partners, LLC for 104,596 shares, Frazier Healthcare II, L.P. for 4,332,575 shares, Frazier & Company, Inc. for 15,144 shares, James M. Gower for 988,100 shares and Donald G. Payan for 892,791 shares. As a result, BV III could be deemed to be the beneficial owner of the aggregate of 12,061,533 shares covered by the proxies. Under SEC rules and due to their relationship as affiliated parties, each of the remaining Reporting Persons may also be deemed to beneficially own such shares.

Therefore, the Reporting Persons may be deemed to beneficially own, in the aggregate, 60,811,533 shares of the Issuer’s Common Stock. Collectively, the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons represents 47.5% of the Issuer’s outstanding Common Stock.

These percentages are calculated based on 126,876,004 shares of the Issuer’s Common Stock outstanding, which is the sum of: (i) 46,376,004 shares of Common Stock outstanding as reported by the Issuer in the Purchase Agreement; (ii) 40,625,000 shares of Common Stock issuable to certain of the Reporting Persons pursuant to the Purchase Agreement; (iii) 8,125,000 shares of Common Stock issuable to certain of the Reporting Persons upon exercise of the Warrants issuable pursuant to the Purchase Agreement; (iv) 31,250,000 shares of Common Stock issuable to the other parties to the Purchase Agreement; and (v) 500,000 shares issuable to James Gower and Donald Payan pursuant to options exercisable within 60 days of the date of this Schedule 13D (as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002).

(b)	Number of shares as to which each person named in paragraph (a) above has:

(i)	sole power to vote or to direct the vote: 0 shares for each Reporting Person

(ii)	shared power to vote or to direct the vote: 60,811,533 shares for each Reporting Person

(iii)	sole power to dispose or to direct the disposition of: 0 shares for each

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Reporting Person

(iv)	shared power to dispose or to direct the disposition of: 60,811,533 shares for each Reporting Person

(c)	Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Stock in the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Common Stock or Warrants beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

A.	Agreement of Joint Filing of Schedule 13D.

B.	Common Stock and Warrant Purchase Agreement dated as of April 29, 2003, by and among the Issuer and the Investors.

C.	Form of Warrant issued under the Common Stock and Warrant Purchase Agreement dated as of April 29, 2003.

D.	Form of Second Investor Rights Agreement, by and among the Issuer and the Investors (to be executed at the closing of the Financing).

E.	Voting Agreement dated as of April 29, 2003, by and among certain stockholders of the Issuer and BV III.

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SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2003

MPM BIOVENTURES III, L.P.		MPM BIOVENTURES III-QP, L.P.

By:	MPM BioVentures III GP, L.P., its General Partner	By:	MPM BioVentures III GP, L.P., its General Partner

By:	MPM BioVentures III LLC, its General Partner	By:	MPM BioVentures III LLC, its General Partner

By: Name: Title:	/s/ Luke Evnin Luke Evnin Series A Member	By: Name: Title	/s/ Luke Evnin Luke Evnin Series A Member

MPM BIOVENTURES III GMBH & CO.		MPM BIOVENTURES III PARALLEL
BETEILIGUNGS KG		FUND, L.P.

By:	MPM BioVentures III GP, L.P., in its capacity as the Managing Limited Partner	By:	MPM BioVentures III GP, L.P., its General Partner

By:	MPM BioVentures III LLC, its General Partner	By:	MPM BioVentures III LLC, its General Partner

By: Name: Title:	/s/ Luke Evnin Luke Evnin Series A Member	By: Name: Title:	/s/ Luke Evnin Luke Evnin Series A Member

MPM ASSET MANAGEMENT		MPM BIOVENTURES III GP, L.P.
INVESTORS 2003 BVIII LLC

		By:	MPM BioVentures III LLC, its General Partner

By:	/s/ Luke Evnin	By:	/s/ Luke Evnin

Name: Title:	Luke Evnin Manager	Name: Title:	Luke Evnin Manager

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MPM BIOVENTURES III LLC		MPM BIOEQUITIES MASTER FUND, L.P.

By: Title:	/s/ Luke Evnin Manager	By:	MPM BioEquities GP, L.P., its General Partner

		By:	MPM BioEquities GP LLC, its General Partner

		By: Title:	/s/ Luke Evnin General Partner

MPM BIOEQUITIES GP, L.P.		MPM BIOEQUITIES GP, LLC

By:	MPM BioEquities GP, LLC its General Partner	By: Name: Title:	/s/ Luke Evnin Luke Evnin Manager

By: Name: Title:	/s/ Luke Evnin Luke Evnin Manager

By: Name:	/s/ Luke Evnin Luke Evnin	By: Name:	/s/ Ansbert Gadicke Ansbert Gadicke

By: Name:	/s/ Nicholas Galakatos Nicholas Galakatos	By: Name:	/s/ Dennis Henner Dennis Henner

By: Name:	/s/ Robert Liptak Robert Liptak	By: Name:	/s/ Nick Simon, III Nick Simon, III

By: Name:	/s/ Michael Steinmetz Michael Steinmetz	By: Name:	/s/ Kurt von Emster Kurt von Emster

By: Name:	/s/ Kurt Wheeler Kurt Wheeler

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EXHIBIT INDEX

Exhibit A:  Agreement of Joint Filing of Schedule 13D

Exhibit B:  Common Stock and Warrant Purchase Agreement

Exhibit C:  Form of Warrant

Exhibit D:  Second Investor Rights Agreement

Exhibit E:  Voting Agreement